SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02025352

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2002

P.E.
3-1-02

CRUCELL N.V.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name in English)

(Address of Principal Executive Offices)

Archimedesweg 4
2333 CN Leiden
The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRUCELL N.V.

Date: March 5, 2002

By: ______________________________

Name: Leonard Kruimer

Title: Chief Financial Officer (Chief Accounting Officer)

Crucell

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 29, 2001 and the section of the Form 20-F entitled "Risk Factors".

Crucell: preliminary Phase I data of PER.C6-derived HIV vaccine encouraging

Leiden, The Netherlands, March 5, 2002– Dutch antibody and vaccine company Crucell N.V. (NASDAQ, Euronext: CRXL) today said initial data from a Phase I trial involving Merck & Co. Inc's experimental HIV vaccine look encouraging. The HIV vaccine, based on a recombinant adenovirus, is produced on Crucell's proprietary PER.C6 cell technology platform to facilitate the industrial-scale manufacturing of a safe vaccine to meet global demand.

The data, presented at the 9th Conference on Retroviruses and Opportunistic Infections in Seattle, show that the vaccine for both the prevention and treatment of HIV was generally well-tolerated by the healthy volunteers enrolled in the study and generated a substantial and prolonged specific T cell response. In comparison to vaccinations with naked DNA, the adenovirus-based vaccine showed a stronger anti-HIV immune response.

Merck & Co. has stressed that the data are preliminary and inconclusive as the Phase I trial is still ongoing and that it is too early to speculate on when data of the entire Phase I trial will be presented. Last month, Merck & Co. released data showing that monkeys that had been given the vaccine did not develop AIDS after being infected with an HIV-like virus. According to UNAIDS, five million people were infected with HIV in 2001, bringing the total number of people living with HIV to 40 million.

Crucell's CEO Dinko Valerio said that though the results are preliminary and inconclusive, research is on the right track. "The data further confirm that Merck & Co.'s adenovirus-based HIV vaccine is one of the most promising candidates to date. Crucell is proud to have developed a vital element of their vaccine."

Crucell and Merck & Co. signed an agreement in October 2000, granting Merck & Co. an exclusive commercial license to the PER.C6 platform to develop the vaccine. The agreement provides for upfront and ongoing fees and royalty and milestone payments paid by Merck & Co. to Crucell. It further provides Merck & Co. the option of extending the exclusivity to cover three additional diseases in the future.

Crucell

About Crucell

Dutch biotechnology company Crucell discovers and develops antibody and vaccine products against cancer, inflammatory and infectious diseases.

The company licenses products with (bio)pharmaceutical companies for which it receives upfront and annual payments, milestones and royalties.

Crucell is currently developing antibodies against different types of cancer and has additional programs in inflammation, diabetes and cardiovascular diseases. Crucell will leverage its proprietary MAbstract technology to discover new targets and antibodies.

Crucell's CD 46 antibody against various types of cancers is licensed to Centocor, a Johnson & Johnson company. Crucell retains the commercial rights for Europe for this product.

Merck & Co. has obtained the exclusive rights to use Crucell's PER.C6 human cell system for the production of the vaccine's key adenoviral vector. Merck & Co. is currently conducting Phase I/II trials with its vaccine.

The company has furthermore developed a revolutionary new flu vaccine production system, based on its patented human cell system PER.C6. PER.C6 is widely embraced by the industry for the production of gene therapy products and viral vectors.

Crucell has been listed on the NASDAQ and Euronext exchanges since October 2000. Crucell has its headquarters in Leiden, the Netherlands, and currently employs 180 people.

For further information please contact:

Crucell N.V.
Ilja van Roon
Communication Officer
Tel. +31-(0)71-524 8727
Fax. +31-(0) 71-524 8935
i.van.roon@crucell.com

Noonan Russo U.S.
Mary Clare Duch
Tel. +1-212-696 4455 ext.245
Fax. +1-212-696 9180
m.duch@@noonanrusso.com

Noonan Russo Ltd
Veronica Sellar
Tel. +44-(0)20-7726 4452
Fax. +44-(0)20-7726 4453
v.sellar@noonanrusso.co.uk

Hill & Knowlton Nederland B.V.
Arie Bos
Tel. +31-(0)20- 404 4707
Fax.+31-(0)20 – 644 9736
abos@hillandknowlton.com